Exhibit (d)(7)(iii)

AXA PREMIER VIP TRUST

AMENDMENT NO. 1 TO THE

INVESTMENT ADVISORY AGREEMENT

AMENDMENT NO. 1 to the Investment Advisory Agreement dated as of June 22, 2007 (“Amendment No. 1”) between AXA Equitable Life Insurance Company, a New York corporation (“AXA Equitable” or “Manager”) and Institutional Capital LLC (“ICAP” or “Adviser”).

AXA Equitable and ICAP agree to modify the Investment Advisory Agreement dated as of July 1, 2006 (“Agreement”) as follows:

1. Removed Portfolio. All references to the AXA Enterprise Multimanager Value Fund (the “Removed Portfolio”) are hereby removed.

2. Name Change. The name of the AXA Premier VIP Large Cap Value Portfolio is changed to the Multimanager Large Cap Value Portfolio.

3. Existing Portfolios. The Manager hereby reaffirms its appointment of the Adviser as the investment adviser for the Multimanager Large Cap Value Portfolio.

4. Appendix A. Appendix A to the Agreement setting forth the fee payable to the Adviser with respect to the Portfolios is hereby replaced in its entirety by Appendix A attached hereto.

5. Ratification. Except as modified and amended hereby, the Agreement is hereby ratified and confirmed in full force and effect in accordance with its terms.

IN WITNESS WHEREOF, the parties have executed and delivered this Amendment No. 1 as of the date first set forth above.

AXA EQUITABLE LIFE INSURANCE COMPANY		INSTITUTIONAL CAPITAL LLC

By:	/s/ Steven M. Joenk	By:	/s/ Pamela H. Conroy
	Steven M. Joenk	Name:	Pamela H. Conroy
	Senior Vice President	Title:	Executive Vice President

APPENDIX A

INVESTMENT ADVISORY AGREEMENT

INSTITUTIONAL CAPITAL LLC

Related Portfolios	Annual Advisory Fee Rate***

Large Cap Value Portfolios, which shall consist of the following ICAP Allocated Portion and Other Allocated Portion** (collectively referred to as “Large Cap Value Portfolios”):

MarketPLUS Large Cap Core Portfolio*

Multimanager Large Cap Value Portfolio

0.50% of the ICAP Allocated Portion’s average daily net assets up to and including $50 million; and 0.40% of the ICAP Allocated Portion’s average daily net assets in excess of $50 million and up to and including $100 million; and 0.35% of the ICAP Allocated Portion’s average daily net assets in excess of $100 million and up to and including $250 million; and 0.30% of the ICAP Allocated Portion’s average daily net assets in excess of $250 million

*	Fee to be paid with respect to this Fund shall be based only on the portion of the Portfolio’s average daily net assets advised by the Adviser, which may be referred to as the “ICAP Allocated Portion.”
**	Other Allocated Portions are other registered investment companies (or series or portions thereof) that are managed by the Manager and advised by the Adviser, which are classified “Large Cap Value Portfolios.”
***	The daily advisory fee for the Related Portfolios is calculated by multiplying the aggregate net assets of the Related Portfolios at the close of the immediately preceding business day by the annual Advisory Fee Rate calculated as set forth above and then dividing the result by the number of days in the year. The daily fee applicable to each ICAP Allocated Portion is the portion of the daily advisory fee for the Related Portfolios equal to the ICAP Allocated Portion’s net assets relative to the aggregate net assets of the Related Portfolios, including the ICAP Allocated Portion, used in the fee calculation.